EXHIBIT (a)(5)(D)

IN THE COURT OF COMMON PLEAS OF MONTGOMERY COUNTY, PENNSYLVANIA

WARREN TSARK
vs.
NO. 2011-15722
ANTHONY KOBLISH et al

NOTICE TO DEFEND - CIVIL

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER.

IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICES TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.

LAWYER REFERENCE SERVICE

MONTGOMERY COUNTY BAR ASSOCATION

100 West Airy Street (REAR)

NORRISTOWN, PA 19401

(610) 279-9660, EXTENSION 201

IN THE COURT OF COMMON PLEAS OF MONTGOMERY COUNTY, PENNSYLVANIA

WARREN TSARK
vs.
NO. 2011-15722
ANTHONY KOBLISH et al

CIVIL COVER SHEET

State Rule 205.5 requires this form be attached to any document commencing an action in the Montgomery County Court of Common Pleas. The information provided herein is used solely as an aid in tracking cases in the court system. This form does not supplement or replace the filing and service of pleadings or other papers as required by law or rules of court.

Name of Plaintiff/Appellant’s Attorney:	EVAN J SMITH, Esq., ID: 79032

Self-Represented (Pro Se) Litigant ☐

Class Action Suit ☐ Yes ☒ No

MDJ Appeal ☐ Yes ☒ No	Money Damages Requested ☒

Commencement of Action:	Amount in Controversy:

Complaint	More than $50,000

Case Type and Code

Miscellaneous:

Other

Other:	BREACH OF FIDUCIARY DUTY

BRODSKY & SMITH, LLC

Evan J. Smith (PA Bar No. 79032)

Marc L. Ackerman (PA Bar No. 56294)

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

Tel: (610) 667-6200

IN THE COURT OF COMMON PLEAS OF

MONTGOMERY COUNTY, PENNSYLVANIA

WARREN TSARK, Derivatively on behalf of	)
ORTHOVITA, INC.,	)
)
Plaintiff,	)	Case No.
vs.	)
	)	VERIFIED SHAREHOLDER
	)	DERIVATIVE COMPLAINT
ANTHONY KOBLISH	)
1998 Rochambeau Drive	)
Malvern, PA 19355,	)
)
WILLIAM E. TIDMORE, JR.	)
13561 China Berry Way	)
Fort Myers, FL 33908,	)
)
R. SCOTT BARRY	)
280 Park Avenue, 27th Floor East	)
New York, NY 10017,	)
)
PAUL G. THOMAS	)
7 McKay Drive	)
Bridgewater, NJ 08807,	)
)
MORRIS CHESTON, JR.	)
1 Timber Fare	)
Spring House, PA 19477,	)
)
MARY E. PAETZOLD	)
4202 Terrington Drive	)
Wilmington, NC 28412,	)
)
PAUL T. TOUHEY, JR.	)
102 Laura Lane	)
Royersford, PA 19468,	)
STRYKER CORPORATION	)
2825 Airview Boulevard	)

Kalamazoo, MI 49002,	)
)
OWL ACQUISITION CORPORATION	)
Corporation Trust Center	)
1209 Orange Street	)
Wilmington, DE 19801,	)
)
Defendants.	)
)
– And –)
)
ORTHOVITA, INC., A PENNSYLVANIA	)
Corporation	)
77 Great Valley Parkway	)
Malvern, PA 19355)
)
Nominal Defendant.	)
)
)
)

PLAINTIFF’S VERIFIED DERIVATIVE COMPLAINT

Plaintiff Warren Tsark, derivatively on behalf of Orthovita, Inc. sets out his claims against defendants, which are based on information and belief, except for Plaintiff’s own acts, which are alleged on personal knowledge.

INTRODUCTION

1. Plaintiff brings this action derivatively on behalf of the public stockholders of Orthovita, Inc. (“Orthovita” or the “Company”) against Orthovita’s Board of Directors (the “Board” or the “Individual Defendants”) for its breaches of fiduciary duties arising out of their attempt to sell the Company to affiliates of Stryker Corporation (“Stryker”) (the “Proposed Transaction”) by means of an unfair process and for an unfair price.

2. Orthovita is an orthobiologics and biosurgery company that develops and markets novel medical devices. The orthobiologics platform offers products for the fusion, regeneration,

and fixation of human bone. The biosurgery platform offers products for controlling intraoperative bleeding, also known as hemostasis.

3. On May 16, 2011, Stryker and the Company announced an agreement under which Stryker, through its affiliate Owl Acquisition Corporation (“Owl”), will acquire all of the outstanding shares of Orthovita via a tender offer for $3.85 per share in a transaction valued at approximately $316 million.

4. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration which significantly undervalues the Company. Specifically, the consideration offered in the Proposed Transaction is a discount to the target price set by numerous equity analysts following Orthovita. Furthermore, as recently as May 6, 2011 Canaccord Genuity upgraded its recommendation for the Company from “Hold” to “Buy” and at least three additional equity analysts have opined a “Strong Buy” or “Buy” rating for the Company in the month of May alone.

5. Moreover, recent medical technology company transactions have averaged forward sales multiples of 4x-5x, yet the Proposed Transaction values Orthovita at a scant 3.2x forward sales, a rate far below the going premium in like transactions.

6. Rather, the Board entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits while the Company’s shareholders are cashed out at an unfair price. For instance, as part of the Proposed Transaction, Orthovita’s fiduciaries’ stock options and restricted shares will vest immediately and be converted into large cash payments. Additionally, defendant Anthony Koblish (“Koblish”), Orthovita’s President, Chief Executive Officer (“CEO”) and a member of the Board, will receive a $500,000 bonus approved by the Board if the Proposed Transaction is consummated. Koblish is also in line for an additional cash payout of approximately $1 million should his employment be terminated following the closing of the Proposed Transaction.

7. Defendants further their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Pursuant to the merger agreement dated May 16, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Stryker with the ability to match any competing proposal in the event one is made; (iii) a provision that requires the Company to pay Stryker a termination fee of $9,891,604, plus expenses, in order to enter into a transaction with a superior bidder; and (iv) enter into voting agreements with stockholders controlling approximately 14.5% of the Company’s outstanding shares to support the Proposed Transaction and tender their shares in the tender offer (each a “Tender Agreement”). These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Orthovita.

8. Additionally, Orthovita insiders with significant stock holdings may be the catalyst behind the Company’s decision to enter into the Proposed Transaction. Essex Woodlands Health Ventures Fund VII, L.P. (“Essex”), a fund holding approximately 12.5% of the Company’s outstanding shares, seeks to abdicate its position in the Company for a substantial profit. Defendant R. Scott Barry (“Barry”), an Orthovita director and partner at Essex, and former Essex recruits William E. Tidmore, Jr. (“Tidmore”), Orthovita’s Chairman of the Board, and defendant Paul G. Thomas, an Orthovita director, all have significant and potentially conflicting ties with the Company and Essex. As a result of the Proposed Transaction, Essex will reap profits of over $11.7 million from its investment in the Company. Furthermore, the Proposed Transaction would be the third example of Essex retiring a substantial position in its portfolio in the past thirty days.

9. In addition, on May 27, 2011, the Tender Offer was announced and the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement (“14D-9”) with the US Securities and Exchange Commission in connection with the Proposed Transaction, which contains numerous material misstatements and omissions. As explained below, the 14D-9 exposes some details of the flawed sales process, but fails to disclose a myriad of material facts concerning the Proposed Transaction – preventing shareholders from casting an informed vote for or against the Proposed Transaction. For example, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for Orthovita; (b) Orthovita’s financial projections; and (c) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by its financial advisor (J.P. Morgan).

10. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and Orthovita and Stryker have aided and abetted such breaches by Orthovita’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENUE

11. This Court has jurisdiction over Orthovita because it is a Pennsylvania corporation and may be served in the Commonwealth of Pennsylvania through its president or any vice-president. To the extent that the Individual Defendants are not residents of the

Commonwealth of Pennsylvania, the Individual Defendants have purposely availed themselves of the privilege of conducting activities in the Commonwealth of Pennsylvania and engaged in the conduct more particularly described herein thereby subjecting themselves to the jurisdiction of Pennsylvania courts.

12. Venue is proper in Montgomery, Pennsylvania pursuant to Rule 1006 of the Pennsylvania Rules of Civil Procedure because Orthovita has its principal offices in Montgomery County and all claims which are the subject of this suit arise out of the same transaction, occurrence or series of transactions of occurrences.

PARTIES

13. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Orthovita.

14. Orthovita is a Pennsylvania corporation and a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. Orthovita’s products are based on novel and unique proprietary biomaterials that have innovative mechanisms of action in the body. Upon completion of the Proposed Transaction, Orthovita will become a wholly-owned subsidiary of Stryker. The Company’s principal executive offices are located at 77 Great Valley Parkway, Malvern, Pennsylvania.

15. Defendant Anthony Koblish (“Koblish”) is the CEO and President of Orthovita. On May 15, 2011, the Board approved a bonus payment of $500,000 to Koblish contingent upon the acceptance of Orthovita stock by the Merger Sub in the tender offer. Also, in connection with the Proposed Transaction, Koblish entered into a Tender Agreement with Stryker and Owl pursuant to which he agreed to tender all of his shares of Orthovita common stock in the tender offer, and to vote his shares in favor of the Proposed Transaction and against any alternative proposal.

16. Defendant William E. Tidmore (“Tidmore”) has been a director of the Company since July 2003 and has served as Chairman of the Board since March 2009. Tidmore is also a member of the Audit Committee. Tidmore was recruited to Orthovita’s Board by Essex. Essex has entered into a Tender Agreement with Stryker and Owl, pursuant to which it agreed to tender all of its shares, representing 12.5% of Orthovita’s common stock, in the tender offer, and to vote its shares in favor of the Proposed Transaction and against any alternative proposal. Tidmore also entered into a Tender Agreement with Stryker and Owl pursuant to which he agreed to vote his shares in favor of the Proposed Transaction and against any alternative proposal.

17. Defendant R. Scott Barry (“Barry”) has been a director of the Company since July 2007. Barry is a member of the Compensation and Nominating and Corporate Governance Committees. Barry has also been a Partner of Essex since 2008. In connection with the Proposed Transaction, Essex entered into Tender Agreement with Stryker and Owl, pursuant to which it agreed to tender all of its shares, representing 12.5% of Orthovita’s common stock, in the tender offer, and to vote its shares in favor of the Proposed Transaction and against any alternative proposal. Barry also entered into a Tender Agreement with Stryker and Owl pursuant to which he agreed to vote his shares in favor of the Proposed Transaction and against any alternative proposal.

18. Defendant Pail G. Thomas (“Thomas”) has been a director of the Company since July 2007. Thomas is Chairman of the Compensation Committee. Thomas was also recruited to Orthovita’s Board by Essex which entered into Tender Agreement with Stryker and Owl. Pursuant to the Tender Agreement, Essex agreed to tender all of its shares, representing 12.5% of

Orthovita’s common stock, in the tender offer, and to vote its shares in favor of the Proposed Transaction and against any alternative proposal. Thomas also entered into a Tender Agreement with Stryker and Owl pursuant to which he agreed to vote his shares in favor of the Proposed Transaction and against any alternative proposal.

19. Defendant Morris Cheston, Jr. (“Cheston”) has been a director of the Company since May 2001. Cheston is a member of the Audit Committee and serves as the Chairman of the Nominating and Corporate Governance Committee. Cheston has entered into a Tender Agreement with Stryker and Owl pursuant to which he agreed to vote his shares in favor of the Proposed Transaction and against any alternative proposal.

20. Defendant Mary E. Paetzold (“Paetzold”) has been a director of the Company since February 2003. Paetzold is Chairperson of the Audit Committee. Paetzold has also entered into a Tender Agreement with Stryker and Owl pursuant to which she agreed to vote her shares in favor of the Proposed Transaction and against any alternative proposal.

21. Defendant Paul T. Touhey, Jr. (“Touhey”) has been a director of the Company since March 2007. Touhey is a member of the Compensation and Nominating and Corporate Governance Committees. Touhey has also entered into a Tender Agreement with Stryker and Owl pursuant to which he agreed to vote his shares in favor of the Proposed Transaction and against any alternative proposal.

22. Defendants referenced in ¶¶ 15 through 21 are collectively referred to as Individual Defendants and/or the Board.

23. Defendant Stryker is a Michigan Corporation and a leading medical technology company dedicated to helping healthcare professionals perform their jobs more efficiently while enhancing patient care. Stryker offers a diverse array of innovative medical technologies, including reconstructive, medical and surgical, and neurotechnology and spine products to help people lead more active and more satisfying lives. Stryker’s principal executive offices are located at 2825 Airview Boulevard, Kalamazoo, Michigan.

24. Defendant Owl is a Delaware corporation and an indirect wholly-owned subsidiary of Stryker. Upon completion of the Proposed Transaction, Owl will merge with and into Orthovita and will cease its separate corporate existence.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Each of the Individual Defendants owed to Orthovita the duty of loyalty, good faith, due care and diligence in the management and administration of the affairs of the Company and in the use and preservation of its property and assets, along with the duty of full and candid disclosure of all material facts related thereto. Furthermore, the Individual Defendants owed a duty to Orthovita to ensure that Orthovita operated in compliance with all applicable federal and state laws, rules, and regulations, and that Orthovita did not engage in any unsafe, unsound, or illegal business practices.

26. To discharge these duties, the Individual Defendants were required to exercise reasonable and prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of Orthovita. By virtue of their obligations to carry out their duties with the utmost loyalty, good faith, due care and diligence, the Individual Defendants were required, among other things, to:

(a)	manage, conduct, supervise, and direct the employees, businesses and affairs of the Company in accordance with all applicable laws, rules and regulations, and the Company’s charter and by-laws;

(b)	neither violate nor knowingly, recklessly or negligently permit any officer, director or employee of the Company to violate applicable laws, rules and regulations and to exercise reasonable control and supervision over such officers and employees;

(c)	ensure the prudence and soundness of policies and practices undertaken or proposed to be undertaken by the Company;

(d)	remain informed as to how the Company, in fact, was operating, and upon receiving notice or information of unsafe, imprudent or unsound practices, to make reasonable investigation in connection therewith and to take steps to correct that condition or practice;

(e)	supervise the preparation, filing and/or dissemination of any SEC filing, press releases, audits, reports or other information disseminated by the Company and to examine and evaluate any reports of examinations or investigations concerning the practices, products or conduct of officers of the Company and to make full and accurate disclosure of all material facts, concerning inter alia, each of the subjects and duties set forth above; and

(f)	preserve and enhance the Company’s reputation as befits a public corporation and to maintain public trust and confidence in the Company as a prudently managed institution fully capable of meeting its duties and obligations.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Orthovita, are obligated to refrain from:

(a)	participating in any transaction where the Directors or officers’ loyalties are divided;

(b)	participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Orthovita, or are aiding and abetting others in violating those duties. Certain of the defendants stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for themselves personal benefits not shared equally by plaintiff or the other public shareholders of the Company. Orthovita’s executives and directors are benefiting from immediate vesting of their Company stock options and restricted stock upon consummation of the Proposed Transaction, and defendant Koblish will also receive a $500,000 cash bonus if the Proposed Acquisition is successful. Accordingly, the Proposed Transaction will benefit the Individual Defendants in significant ways not shared with Plaintiff or other public shareholders of the Company. As a result of the Individual Defendants’ self-dealing and divided loyalties, plaintiff will not receive adequate or fair value for their Orthovita Common stock in the Proposed Transaction.

29. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

30. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

31. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS

32. Plaintiff brings this action derivatively in the right and for the benefit of Orthovita to redress injuries suffered and to be suffered by Orthovita as a result of the breaches of fiduciary duty and other violations of law by the Defendants.

33. Plaintiff incorporates all prior allegations as if they were fully set forth herein.

34. Plaintiff owns and has owned Orthovita common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute Plaintiff’s claims on the Company’s behalf.

35. Any demand made by Plaintiff on the Orthovita Board would be futile and is excused. First, requiring Plaintiff to make a demand on the Board prior to commencing an action will likely cause irreparable harm to the Company and its shareholders because the Proposed Transaction may be completed prior to receiving any response or action from the Board. Further, based on all the allegations in this Complaint and Defendants’ actions to date, including refusal to protect the interests of Orthovita and its shareholders and the lock up mechanisms of the deal, such demand would be a futile and useless act. The Board comprises seven (7) directors, the Individual Defendants herein. Each of the members of the Board have directly participated in the wrongs complained of herein, which disables them from acting independently, objectively or in good faith to advance the interests of Orthovita or respond to a demand by shareholders. The Board and senior management are not disinterested or independent as detailed herein and set forth below.

36. Each of the Defendants served on the Orthovita Board during the relevant period and as Board members each was charged with oversight and operation of the Company and the conduct of its business affairs. Each of the Defendants has breached the fiduciary duties owed to Orthovita and its shareholders by, among other things, failing to engage in a honest and fair sales process for the Company and failure to adequately disclose material information in furtherance of their plan to protect and advance their own interests and/or those of senior Orthovita management at the expense of and to the detriment of Orthovita and its public shareholders.

37. As described herein, the Board participated in and/or approved the wrongs alleged herein and participated in efforts to conceal and/or disguise those wrongs from Orthovita’s shareholders or recklessly and/or negligently disregarded the wrongs complained of herein. Its members are, therefore, not disinterested parties.

38. The Defendants have not exercised and cannot exercise independent or objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because each of the directors has participated in and/or acquiesced to the misconduct alleged herein.

39. Moreover, because the claimed breaches of fiduciary duties arise in connection with a proposed merger, Plaintiff would be irreparably harmed if the shareholder vote on the Proposed Transaction were permitted to proceed without first affording the relief requested herein.

SUBSTANTIVE ALLEGATIONS

40. On May 16, 2011, the Company announced that it had entered into a merger agreement with Stryker, stating in relevant part:

Malvern, PA – May 16, 2011 – Orthovita, Inc. (Nasdaq: VITA) today announced that it has entered into a merger agreement under which Stryker Corporation (NYSE: SYK) has agreed to acquire all of the common stock of Orthovita for $3.85 per share in cash which represents a total value of approximately $316 million.

William E. Tidmore, Chairman of the Board, said, “The Board of Directors unanimously concluded that this transaction is in the best interests of Orthovita and its shareholders. We believe this is a very positive outcome for our shareholders and maximizes the value of Orthovita’s orthobiologic and biosurgery platforms.”

“This transaction is a great event for our shareholders, customers and employees,” said Antony Koblish, President and Chief Executive Officer. Mr. Koblish added, “This transaction delivers significant value to our shareholders and allows us to combine our portfolio of orthobiologic and biosurgery products as well as our novel and unique proprietary biomaterials pipeline with Stryker’s industry-leading sales and marketing teams. We look forward confidently to an exciting future with a great partner.”

Under the terms of the merger agreement, Stryker will commence an all-cash tender offer to acquire all of the outstanding common stock of Orthovita for $3.85 per share within 10 business days. The tender offer is expected to be completed in the second quarter of 2011. The tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Orthovita common stock on a fully diluted basis, and the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. Following the tender offer, Stryker will acquire the remaining outstanding shares of Orthovita common stock through a second step merger.

Orthovita’s board of directors has approved the tender offer and resolved to recommend that Orthovita shareholders tender their shares to Stryker in the tender offer. In addition, shareholder Essex Woodlands Health Ventures Fund VII, L.P., whose representative R. Scott Barry is a member of Orthovita’s Board of Directors, as well as Messrs. Tidmore and Koblish and all of Orthovita’s other directors and executive officers, who collectively own approximately 14.5% of the fully diluted common stock of Orthovita, have committed to tender their shares in the tender offer.

J.P. Morgan Securities, LLC acted as exclusive financial advisor to Orthovita in connection with the transaction.

41. The Proposed Transaction is unfair and significantly undervalues the Company. Defendant Koblish, via the press release, would have Orthovita stockholders believe the Proposed Transaction “delivers significant value” to shareholders when, in fact, the proposed consideration of $3.85 per share for a total transaction value of $316 million offers a scant 3.3x trailing twelve months revenue valuation. According to Adam Feinstein and Matthew Taylor of Barclays Capital, “[r]ecent MedTech transactions have commanded multiples in excess of 5x forward revenue, with an average of 4x.”

42. Furthermore, Matthew Dodds of Citigroup Global Markets Inc. stated that the 3.2x current sales valuation represented by the consideration in the Proposed Transaction “is on the lower end of the med tech average the past three (3) years (4.0-4.5x).”

43. Numerous equity analysts agree the consideration in the Proposed Transaction significantly undervalues the Company and would fleece stockholders. James Sidoti of Sidoti & Company, LLC, Charley R. Jones of Barrington Research Associates, Inc., and David Turkaly of Susquehanna Financial Group, LLLP have all maintained a target price of $4.00 per share for Orthovita.

44. Indeed, as recently as May 6, 2011, Canaccord Genuity upgraded its recommendation from “Hold” to “Buy” for Orthovita stock and at least three other Yahoo! Finance Research Firms have also issued “Strong Buy” and/or “Buy” recommendation for Orthovita stock in the month of May 2011. Further indicative of the Company’s bright future, at least six Research Firms issued a “Strong Buy” and/or “Buy” recommendation for Orthovita stock in April 2011 as well.

45. The Proposed Transaction significantly undervalues the Company’s assets and future prospects. Orthobiologics is one of the fastest growing areas in the medical technology industry with a market worth of $5 billion. Orthovita has a strong foothold in this industry and is a global leader in synthetic bone grafts by virtue of its Vitoss product portfolio. Further, Orthovita has several other approved orthobiologic products, along with a well-established portfolio of biosurgery products.

46. Vitoss is a bone graft substitute that Orthovita launched in the United States and Europe in 2001. Since the introduction of Vitoss, the Company has earned fourteen regulatory approvals for eleven different Vitoss-related products, including recent approvals by the U.S. Food and Drug Administration (“FDA”) in December 2010 and February 2011. Orthovita expects it will continue to receive substantial premiums from Vitoss related sales. According to David Turkaly of Susquehanna Financial Group, LLLP, “[T]he premium Vitoss line continues to grow and we expect the recently launched Vitoss BA2x and the upcoming launch of Vitoss Bimodal (expected late 2011/early 2012) will help to reinvigorate the segment, as well as command premium pricing…”

47. In addition to Vitoss, the Company has successful products in Cortoss, a bone augmentation material cleared by the FDA in June 2009, and its Vitagel line, an FDA-approved liquid hemostat in Orthovita’s biosurgery platform for controlling intra-operative bleeding. In highlighting the Company’s strategic market position Charley R. Jones of Barrington Research Associates, Inc. said, “VITA is also positioned extremely well for new product introductions with a next generation of bone graft (BiModal) in Q1/12 that is already approved, as well as a balloon for bone augmentation in 1H/12 and a new Cortoss label for cranial defects ($150 million market opportunity) in 1H/12.” Commenting on the Company’s bright future, Jones added, “VITA’s base business is starting to reaccelerate due to new product introductions driving slight pricing improvements, as well as a general stabilization within the spine market […] In addition, we expect VITA to initiate an IDE for a new bioactive structural PEEK implant that serves a $1 billion dollar market opportunity in 1H/12.”

48. Clearly, based on the above, the Proposed Transaction will allow Stryker to purchase Orthovita at an unfairly low price while availing itself of Orthovita’s significant value and upside or long-term potential.

49. Additionally, several Individual Defendants have placed their own interests above the Company’s public shareholders – crafting a deal with terms and conditions that fit their own agenda, needs and objectives.

50. Pursuant to the Merger Agreement, the Individual Defendants have obtained a provision that allows for accelerated vesting of Company stock options and restricted stock. Section 3.03(a) of the Merger Agreement provides, in pertinent part:

(a) Company Equity Awards. As soon as reasonably practicable following the Agreement Date, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) shall adopt appropriate resolutions and take all other actions as may be required, including obtaining any consents, to provide that, immediately prior to the Effective Time, (i) each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled, and, in exchange therefor, each former holder of each such canceled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding of Taxes required by applicable Law in accordance with Section 3.02(h)) equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Common Stock previously subject to such Company Stock Option, multiplied by (B) the total number of Shares previously subject to such Company Stock Option, whether or not vested (such amount, the “Option Amount”), and (ii) each share of Company Restricted Stock shall vest in full in accordance with the terms of the applicable Company Stock Plan and the Shares issued thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 3.01(c). All amounts payable pursuant to this Section 3.03 shall be paid as promptly as practicable following the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments as promptly as practicable after the Effective Time in accordance with the foregoing and the terms of the Company Stock Options or the applicable Company Stock Plans pursuant to which they were issued (as modified pursuant hereto). Prior to the Share Acceptance Time, except as otherwise agreed to by the parties, the Company shall take such action such that the Company Stock Plans shall terminate as of the Effective Time.

51. Moreover, as detailed above, Defendant Koblish stands to reap personal financial gains not shared with the Company’s public stockholders should the Proposed Transaction be consummated. On May 15, 2011, in connection with the Proposed Transaction, the Company’s Compensation Committee, through the Board, approved a $500,000 bonus to Koblish, contingent upon the consummation of the Proposed Transaction.

52. The Proposed Transaction is wrongful, unfair, and harmful to Orthovita’s public shareholders. It is the result of a clear effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Plaintiff and the Company and its public shareholders. Specifically, defendants are attempting to deny Plaintiff his shareholder rights through the sale of Orthovita via an unfair process.

53. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require, (i) withdraw their consent to the Merger of Orthovita with Stryker and allow Company shares to trade freely without impediment, (ii) act independently so that the interests of Orthovita public shareholders are protected, (iii) adequately ensure no conflicts exist between defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflict does exist, to ensure all conflicts be resolved in the best interests of Orthovita public shareholders, and (iv) solicit competing bids to Stryker’ offer to ensure that the Company’s shareholder are receiving maximum value for their shares.

54. Accordingly, in order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value and not structure a preferential deal for themselves. The defendants have failed to implement a process to obtain a maximum price for Orthovita shareholders.

55. As a result of defendants conduct, Orthovita’s public shareholders have been and will continue to be denied the fair process and arms-length negotiated terms to which they are entitled in a sale of their Company. The consideration offered in the Proposed Transaction does not reflect the true inherent value of the Company. Indeed, the defendants have effectuated a merger with one buyer, by negotiating with one buyer and by ensuring, via the protective mechanisms contained within the Merger Agreement, that there will be no other buyers and/or offers for the Company.

PRECLUSIVE DEAL PROTECTION DEVICES

56. The Merger Agreement contains certain provisions that unfairly favor Stryker by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, Section 8.01(f) of the Merger Agreement contains a termination fee provision that requires Orthovita to pay $9,891,604.00 to Stryker if the Merger Agreement is terminated under certain circumstances. Incredibly, there is no reciprocal requirement on Stryker - in the event the Proposed Transaction is not consummated, Stryker is not required to pay a termination fee to Orthovita. Additionally, under one scenario, Orthovita must pay a termination fee even if it consummates any Takeover Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement.

57. The termination fee payable under this provision 3.25% of the equity value of the Proposed Transaction – an amount that will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to the Company’s shareholders. Indeed, the approximate $9.9 million termination would add an additional $0.13 per share to the cost of a competing bid to acquire the Company.

58. Thus, the termination fee payable by Orthovita will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Orthovita shareholders.

59. The Merger Agreement also contains a “no solicitation” provision that restricts Orthovita from considering alternative acquisition proposals by, inter alia, constraining Orthovita’s ability to solicit or communicate with potential acquirers or consider their proposals. However, even the Board’s consideration of unsolicited proposal is restricted. Specifically, the provision prohibits the Company from soliciting any alternative proposal after a brief defined time period, but permits the Board to consider an unsolicited bona fide, unsolicited “Takeover Proposal,” in writing, that the Company Board believes in good faith, after consultation with outside legal counsel and the Company Financial Advisor, constitutes or would reasonably be expected to result in a “Superior Proposal” as defined in the Merger Agreement.

60. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Stryker information in order to match any other offer, thus providing Stryker access to the unsolicited bidder’s financial information and giving Stryker the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Stryker.

61. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by Orthovita and Stryker.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

SOLICITATION/RECOMMENDATION STATEMENT ON FORM 14D-9

62. On May 27, 2011, Orthovita filed a Form 14D-9 Solicitation/Recommendation Statement with the SEC in connection with the Proposed Transaction, which specifically notes the filing is a “Solicitation/Recommendation Statement under Section 14(D)(4) of the Securities Exchange Act of 1934.” This document is referred to herein as the “14D-9.”

63. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, Defendants have failed to provide the Company’s shareholders with that information. As set forth in more detail below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for Orthovita; (b) Orthovita’s financial projections; and (c) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by its financial advisor (J.P. Morgan).

A.	The Schedule 14D-9 Fails to Adequately Describe the Process That Resulted in the Proposed Transaction.

64. The process that was employed by the Board in ultimately agreeing to the Proposed Transaction was seriously flawed, as the Board breached its fiduciary duties to ensure a fair process. The 14D-9 fails to fully and fairly disclose certain material information concerning the Proposed Transaction, including (among other things):

a. The criteria used to identify the ten parties contacted by J.P. Morgan and the parties who had responsibility for determining the criteria used.

B.	The Schedule 14D-9 Fails to Disclose Sufficient Details Concerning J.P. Morgan’s Fairness Opinion.

65. In the 14D-9, J.P. Morgan describes its fairness opinion and the various valuation analyses it performed to render its opinion. However, J.P. Morgan’s description fails to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, or confirm the valuations, or evaluate the fairness opinion:

Public Trading Multiples Analysis (Schedule 14D-9 at 28)

a. the criteria to select the companies utilized in this analysis

b. the observed financial metrics and multiples observed for each of the selected companies listed individually (or at a minimum, a full statistical summary).

Selected Transaction Analysis (Schedule 14D-9 at 29)

a. the observed financial metrics and multiples for each of the selected transactions listed individually (or at a minimum, a full statistical summary).

b. the enterprise value and exact date.

Discounted Cash Flow Analysis (Schedule 14D-9 at 30)

a. the definition of free cash flow as used in this analysis – this is not customary in the context of performing a DCF analyses.

b. the specific inputs and assumptions used to calculate the discount rate range of 11.5% - 12.5% utilized in this analysis.

c. the methodologies and assumptions for terminal value range.

D.	The Schedule 14D-9 Fails to Disclose Certain Material Information Concerning Orthovita’s Financial Projections.

66. The 14D-9 fails to disclose certain material financial information concerning Orthovita. For example, the 14D-9 does not disclose the financial projections provided by Orthovita’s management and relied upon by J.P. Morgan in its analyses, for years 2011 through 2015, including the following items:

a. Capital expenditures

b. Changes in working capital

c. Unlevered free cash flow

d. Adjusted EBITDA

e. Effective tax rate

f. Net income

g. Stock based compensation.

COUNT I

Derivative Claim For Breach Of Fiduciary Duties

(Against Individual Defendants)

67. Plaintiff repeats all previous allegations as if set forth in full herein.

68. Plaintiff has no adequate remedy at law.

69. As fiduciaries of Orthovita, the Individual Defendants are obligated to conduct the business of the Company with loyalty, candor and independence and in good faith. This cause of action is asserted based upon the Individual Defendants’ acts in violation of state law, which acts constitute a breach of fiduciary duty and waste of the Company’s corporate assets.

70. The Defendants have violated the fiduciary duties of care, loyalty, and independence owed to Orthovita, have engaged in unlawful self-dealing, and have acted to put their personal interests and/or the interests of Stryker ahead of the interests of Orthovita.

71. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and all Orthovita shareholders all information material to the decisions confronting Orthovita’s shareholders.

72. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

73. As demonstrated above, the Individual Defendants have violated their fiduciary duties by agreeing to the Proposed Transaction without regard to the fairness of the Proposed Transaction to Orthovita. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as part of a common plan, knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to Orthovita because, among other reasons, (i) they have failed to take steps to maximize the value of Orthovita, (ii) they failed to properly value Orthovita and its various assets and operations, and (iii) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships of connection with the Proposed Transaction.

74. By reason of the foregoing acts, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Orthovita.

75. In addition, Defendants, in their roles as executives and/or directors of the Company, participated in the acts alleged herein and/or acted in gross disregard of the facts and/or failed to exercise due care to prevent the unlawful conduct.

76. Each of the Defendants, individually and collectively, have breached and/or aided and abetted breaches of fiduciary duties owed to Orthovita.

77. As a direct and proximate result of the Defendants’ conduct, Orthovita will suffer irreparable harm if the Proposed Transaction proceeds.

COUNT II

Aiding and Abetting

(Against Orthovita and Owl)

78. Plaintiff repeats all previous allegations as if set forth in full herein.

79. As alleged in more detail above, Defendants Orthovita and Owl have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

80. As a result, Plaintiff is being harmed.

81. Plaintiff has no adequate remedy at law.

COUNT III

Waste of Corporate Assets

(Against the Individual Defendants)

82. Plaintiff repeats all previous allegations as if set forth in full herein.

83. As alleged in more detail above and as a result thereof, the Individual Defendants wasted corporate assets by entering into the Merger Agreement.

84. The Individual Defendants are liable to the Company.

85. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants, jointly and severally, as follows:

(A)	declaring this action is properly maintainable as a derivative action;

(B)	enjoining, preliminarily and permanently, the Proposed Transaction;

(C)	in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

(D)	directing that Defendants account to Plaintiff for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)	awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts;

(F)	granting Plaintiff such further relief as the Court deems just and proper; and

(G)	granting Plaintiff and Orthovita such further relief as the Court deems just and proper.

Dated: June 8, 2011

Respectfully submitted,

BRODSKY & SMITH, LLC

By:
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
(610) 667-6200
(610) 667-9029 (facsimile)

VERIFICATION

I, Marc L. Ackerman, Esquire, hereby state that I am the attorney for the Plaintiff in the within action and verify that the statements made in the foregoing Complaint are true and correct to the best of my knowledge, information and belief. I understand that the statements herein are made subject to the penalties of 18 Pa.C.S.A. Section 4904 relating to the unsworn falsifications to authorities.

Marc L. Ackerman

DATE: June 8, 2011